December 21, 2020	TSX.V - GIGA

Giga Metals Announces Warrant Extension

Vancouver, B.C. - Giga Metals Corp. (TSX.V-GIGA), (the "Company") announces that it has applied to the TSX Venture Exchange (the "Exchange") for an amendment to the terms of 240,000 warrants (the "Warrants") issued in connection with the Company's private placement that closed on January 5, 2018.  The Company proposes to extend the expiry date of the Warrants from January 5, 2021 to January 5, 2023.  All other terms of the Warrants will remain the same.  The exercise price of the warrants is $0.70 per share.

None of the warrant holders are related parties of the Company.

The extension of the expiry date is subject to the approval of the Exchange.

On behalf of the Board of Directors,

"Mark Jarvis"

Mark Jarvis, CEO
GIGA METALS CORPORATION

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 203 - 700 West Pender St., Vancouver, BC, Canada V6C 1G8

T: 604-681-2300        E: info@gigametals.com      W: www.gigametals.com